0Filed by:  Federated MDT Series

Filed Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Act of 1934

Subject Company:   Federated MDT Tax Aware/All Cap Core Fund
Commission File No. 811-21904

February 25, 2010

URGENT MATTER

Dear Federated Shareholder:

We still need your help.  Our records indicate that we have not received your important proxy vote for the upcoming special meeting of shareholders of the Federated MDT Tax Aware/All Cap Core Fund.  As a record date shareholder, it is critical to the business of the Fund that we receive your voting instructions before March 5th.

Please take a minute and cast your vote now by calling the toll-free number or going to the web address listed on the enclosed proxy voting form.  We have sent this second follow-up letter to you via expedited mail because you are one of the largest shareholders yet to cast your vote.

If you need another copy of the proxy statement or have any proxy-related questions, please call 1-866-521-4192 for assistance. I thank you in advance for your help with this urgent matter.

Sincerely,

John W. McGonigle
Secretary

1.	Vote via the Internet. You may cast your vote anytime using the Internet by logging on to the website found on the enclosed proxy ballot(s).

2.	Vote by Touch-tone Phone. You may cast your vote anytime by calling the toll-free number found on the enclosed proxy ballot(s).

3.
Vote by Mail.  You may cast your vote by signing, dating and mailing the enclosed proxy ballot(s) in the postage-prepaid return envelope provided.  If you choose to use the option to vote by mail, please vote soon so that your ballot will be received before March 5th.

OBO
THANK YOU FOR YOUR HELP!